SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                 (Amendment #4)*

                                  Spectrx, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    847635109
                                 (CUSIP Number)
     August 2, 2004 (Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this schedule is filed:
                                (X) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

_______________________________________________________________
1)      Name of Reporting Person              Symetra Asset Management Company,
         S.S. or I.R.S. Identifica-            formerly Safeco Asset Management
         tion No. of Above Person              Company

_______________________________________________________________
2)       Check the Appropriate Box          (a)
         if a Member of a Group             ___________________________
         (See Instructions)                 (b)
_______________________________________________________________
3)       SEC Use Only
_______________________________________________________________
4)       Citizenship or Place of Organization   State of Washington

_______________________________________________________________
Number of       (5) Sole Voting
Shares Bene-         Power                   0
ficially           ___________________________________________________
Owned by       (6) Shared Voting
Reporting              Power                 0
Person With       ___________________________________________________
                  (7) Sole Disposi-
                       tive Power            0
                  ___________________________________________________
                  (8) Shared
                        Dispositive Power    0
_______________________________________________________________
9)       Aggregate Amount Beneficially       0
         Owned by Reporting Person
_______________________________________________________________
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
_______________________________________________________________
11)      Percent of Class Represented
         by Amount in Row 9                  0%
_______________________________________________________________
12)      Type of Reporting Person           IA
         (See Instructions)
_______________________________________________________________

Item 1(a).        Name of Issuer:  See front cover

Item 1(b).        Address of Issuer Principal Executive Offices:

                     6025A Unity Drive, Norcross GA 30071

Item 2(a).        Name of Person(s) Filing:  See Item 1 on cover page (page 2).

Item 2(b).        Address of Principal Business Office or, If None, Residence:

                  Symetra Asset Management Company: 601 Union Street, Suite 2500, Seattle, WA 98101

Item 2(c).        Citizenship:   See Item 4 on cover page (page 2).

Item 2(d).        Title of Class of Securities:   See front cover page.

Item 2(e).        CUSIP Number:   See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the persons filing are:

         (a)      ( )Broker or Dealer registered under Section 15 of the Act.
         (b)      ( )Bank as defined in Section 3(a)(6) of the Act.
         (c)      ( )Insurance Company as defined in Section 3(a)(19) of the
                     Act.
         (d)      ( ) Investment Company registered under Section 8 of the
                     Investment Company Act of 1940.
         (e)      (X) Investment Adviser registered under Section 203 of the
                     Investment Advisers Act of 1940.
         (f)      ( )Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
         (g)      ( ) Parent Holding Company in accordance with Rule
                      13d-1(b)(ii)(G).
         (h)      ( ) Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.
         (i)      ( ) Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
         (j)      ( )Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership:

          Items (a)  through  (c):  See items 1 and 5-11 of the cover page (page
          2).

          Symetra Asset Management Company expressly declares that the filing of this statement on Schedule 13G shall not be construed as an admission that it was, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by this statement. The company is filing this statement because it was considered an indirect beneficial owner of such securities based on its ownership or control of one or more investment companies which directly owned such shares.

Item 5.  Ownership of 5% or Less of a Class:

          As of August 2, 2004, Symetra Asset Management Company is no longer the investment adviser to the investment companies that own the securities covered by this statement and has therefore ceased to be a reporting person for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934.

Item 6.  Ownership of More than 5% on Behalf of Another Person:  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.  Not applicable.

Item 10.Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and were held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    September 14, 2004                  Symetra Asset Management Company



                                                 By:      /s/David H. Longhurst
                                                -------------------------------
                                                           David H. Longhurst
                                          Vice President, Treasurer, Controller